Exhibit 99.2

KAMADA LTD.

KAMADA LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2020

(Unaudited)

TABLE OF CONTENTS

Page

Consolidated Condensed Balance Sheets	2

Consolidated Condensed Statements of Comprehensive Income	3

Consolidated Interim Statements of Changes in Equity	4-7

Consolidated Condensed Statements of Cash Flows	8-9

Notes to the Interim Consolidated Financial Statements	10-17

- - - - - - - - - - -

KAMADA LTD.

CONSOLIDATED CONDENSED BALANCE SHEETS

	As of June 30,		As of December 31,
	2020	2019	2019
	Unaudited		Audited
	U.S Dollars in thousands
Assets
Current Assets
Cash and cash equivalents	$57,399	$23,835	$42,662
Short-term investments	47,272	38,122	31,245
Trade receivables, net	19,823	25,497	23,210
Other accounts receivables	2,980	3,292	3,272
Inventories	47,646	35,501	43,173
Total Current Assets	175,120	126,247	143,562

Non-Current Assets
Property, plant and equipment, net	24,574	24,478	24,550
Right-of-use-assets	3,796	3,946	4,022
Other long term assets	1,058	174	352
Contract asset	911	-	-
Deferred taxes	632	1,644	1,311
Total Non-Current Assets	30,971	30,242	30,235
Total Assets	$206,091	$156,489	$173,797
Liabilities
Current Liabilities
Current maturities of bank loans	$431	$480	$489
Current maturities of lease liabilities	990	960	1,020
Trade payables	22,760	19,879	24,830
Other accounts payables	5,497	4,876	5,811
Deferred revenues	589	461	589
Total Current Liabilities	30,267	26,656	32,739

Non-Current Liabilities
Bank loans	63	482	257
Lease liabilities	3,704	3,988	3,981
Deferred revenues	1,025	542	232
Employee benefit liabilities, net	1,267	818	1,269
Total Non-Current Liabilities	6,059	5,830	5,739

Shareholder’s Equity
Ordinary shares	11,662	10,418	10,425
Additional paid in capital	207,731	179,471	180,819
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490)
Capital reserve from hedges	411	8	8
Capital reserve from financial assets measured at fair value through other comprehensive income	-	187	145
Capital reserve from share-based payments	6,204	9,663	8,844
Capital reserve from employee benefits	(356)	4	(359)
Accumulated deficit	(52,397)	(72,258)	(61,073)
Total Shareholder’s Equity	169,765	124,003	135,319
Total Liabilities and Shareholder’s Equity	$206,091	$156,489	$173,797

The accompanying Notes are an integral part of the Interim Consolidated Financial Statements..

KAMADA LTD.

CONSOLIDated condensed statements of comprehensive income

	Six months period ended		Three months period ended		Year ended
	June 30,		June 30,		December 31,
	2020	2019	2020	2019	2019
	Unaudited		Unaudited		Audited
	U.S Dollars In thousands

Revenues from proprietary products	$47,942	$47,662	$22,625	$27,281	$97,696
Revenues from distribution	18,437	14,388	10,464	7,972	29,491

Total revenues	66,379	62,050	33,089	35,253	127,187

Cost of revenues from proprietary products	27,881	25,178	12,934	14,688	52,425
Cost of revenues from distribution	15,932	12,088	9,040	6,965	25,025

Total cost of revenues	43,813	37,266	21,974	21,653	77,450

Gross profit	22,566	24,784	11,115	13,600	49,737

Research and development expenses	6,970	6,253	3,623	3,487	13,059
Selling and marketing expenses	2,118	2,280	1,178	1,188	4,370
General and administrative expenses	4,619	4,621	2,307	2,527	9,194
Other expenses	34	28	32	5	330
Operating income	8,825	11,602	3,975	6,393	22,784

Financial income	615	559	298	274	1,146
Income (expense) in respect of securities measured at fair value, net *	102	(58)	-	(7)	(5)
Income (expenses) in respect of currency exchange differences and derivatives instruments, net	65	(528)	(367)	(215)	(651)
Financial expenses	(135)	(149)	(58)	(72)	(293)
Income before tax on income	9,472	11,426	3,848	6,373	22,981
Taxes on income	796	360	390	230	730

Net Income	$8,676	$11,066	$3,458	$6,143	$22,251

Other Comprehensive Income (loss) :
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met
Gain (loss) from securities measured at fair value through other comprehensive income	(188)	198	-	90	143
Gain (loss) on cash flow hedges	441	71	200	(3)	92
Net amounts transferred to the statement of profit or loss for cash flow hedges	(7)	(2)	(41)	-	(23)
Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurement gain (loss) from defined benefit plan	-	-	-	-	(388)
Tax effect	15	(49)	(12)	(21)	(11)
Total comprehensive income	$8,937	$11,284	$3,605	$6,209	$22,064

Earnings per share attributable to equity holders of the Company:
Basic net earnings per share	$0.20	$0.27	$0.08	$0.15	$0.55
Diluted net earnings per share	$0.20	$0.27	$0.08	$0.15	$0.55

*	Refer to note 5c for additional information.

The accompanying Notes are an integral part of the Interim Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED CONDENSED STATEMENTS OF CHANGES IN EQUITY

			Capital reserve from securities
			measured at fair value	Capital reserve		Capital	Capital
		Additional	through other	due to translation to	Capital reserve	reserve from	reserve from
	Share	paid in	comprehensive	presentation	from	sharebased	employee	Accumulated	Total
	capital	capital	income	currency	hedges	payments	benefits	deficit	equity
	Unaudited
	U.S Dollars in thousands

Balance as of January 1, 2020 (audited)	$10,425	$180,819	$145	$(3,490)	$8	$8,844	$(359)	$(61,073)	$135,319
Net income	-	-	-	-	-	-	-	8,676	8,676
Other comprehensive income (loss)	-	-	(188)	-	434	-	-	-	246
Taxes effect	-	-	43	-	(31)	-	3	-	15
Total comprehensive income (loss)	-	-	(145)	-	403	-	3	8,676	8,937
Issuance of ordinary shares	1,217	23,684	-	-	-	-	-	-	24,901
Exercise and forfeiture of share-based payment into shares	20	3,228	-	-	-	(3,228)	-	-	20
Cost of share-based payment	-	-	-	-	-	588	-	-	588
Balance as of June 30, 2020	$11,662	$207,731	$-	$(3,490)	$411	$6,204	$(356)	$(52,397)	$169,765

The accompanying Notes are an integral part of the Interim Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED CONDENSED STATEMENTS OF CHANGES IN EQUITY

			Capital reserve from securities
			measured at fair value	Capital reserve		Capital	Capital
		Additional	through other	due to translation to	Capital reserve	reserve from	reserve from
	Share	paid in	comprehensive	presentation	from	sharebased	employee	Accumulated	Total
	capital	capital	income	currency	hedges	payments	benefits	deficit	equity
	Unaudited
	U.S Dollars in thousands

Balance as of January 1, 2019 (audited)	$10,409	$179,147	$34	$(3,490)	$(57)	$9,353	$4	$(83,024)	$112,376
Cumulative effect of initially applying IFRS 16	-	-	-	-	-	-	-	(300)	(300)
Balance as at January 1, 2019 (after initially applying IFRS 16)	10,409	179,147	34	(3,490)	(57)	9,353	4	(83,324)	112,076
Net income	-	-	-	-	-	-	-	11,066	11,066
Other comprehensive income	-	-	198	-	69	-	-	-	267
Taxes effect	-	-	(45)	-	(4)	-	-	-	(49)
Total comprehensive income (loss)	-	-	153	-	65	-	-	11,066	11,284
Exercise and forfeiture of share-based payment into shares	9	324	-	-	-	(324)	-	-	9
Cost of share-based payment	-	-	-	-	-	634	-	-	634
Balance as of June 30, 2019	$10,418	$179,471	$187	$(3,490)	$8	$9,663	$4	$(72,258)	$124,003

The accompanying Notes are an integral part of the Interim Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED CONDENSED STATEMENTS OF CHANGES IN EQUITY

			Capital reserve from
			securities
			measured at fair value	Capital reserve		Capital	Capital
		Additional	through other	due to translation to	Capital reserve	reserve from	reserve from
	Share	paid in	comprehensive	presentation	from	sharebased	employee	Accumulated	Total
	capital	capital	income	currency	hedges	payments	benefits	deficit	equity
	Unaudited
	U.S Dollars In thousands

Balance as of April 1, 2020	$11,647	$204,702	$-	$(3,490)	264	$8,903	$(356)	$(55,855)	$165,815
Net income	-	-	-	-	-	-	-	3,458	3,458
Other comprehensive income	-	-	-	-	159	-	-	-	159
Taxes effect	-	-	-	-	(12)	-	-	-	(12)
Total comprehensive income (loss)	-	-	-	-	147	-	-	3,458	3,605
Exercise into shares and forfeiture of share-based payment	15	3,029	-	-	-	(3,029)	-		15
Cost of share-based payment	-	-	-	-	-	330	-	-	330
Balance as of June 30, 2020	$11,662	$207,731	$-	$(3,490)	$411	$6,204	$(356)	$(52,397)	$169,765

			Capital reserve from
			securities
			measured at fair value	Capital reserve		Capital	Capital
		Additional	through other	due to translation to	Capital reserve	reserve from	reserve from
	Share	paid in	comprehensive	presentation	from	sharebased	employee	Accumulated	Total
	capital	capital	income	currency	hedges	payments	benefits	deficit	equity
	Unaudited
	U.S Dollars In thousands

Balance as of April 1, 2019	$10,412	$179,352	$118	$(3,490)	$11	$9,463	$4	$(78,401)	$117,469
Net income	-	-	-	-	-	-	-	6,143	6,143
Other comprehensive income	-	-	90	-	(3)	-	-	-	87
Taxes effect	-	-	(21)	-	-	-	-	-	(21)
Total comprehensive income (loss)	-	-	69	-	(3)	-	-	6,143	6,209
Exercise into shares and forfeiture of share-based payment	6	119	-	-	-	(119)	-	-	6
Cost of share-based payment	-	-	-	-	-	319	-	-	319
Balance as of June 30, 2019	$10,418	$179,471	$187	$(3,490)	$8	$9,663	$4	$(72,258)	$124,003

The accompanying Notes are an integral part of the Interim Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED CONDENSED STATEMENTS OF CHANGES IN EQUITY

			Capital reserve from securities
			measured at fair value	Capital reserve		Capital	Capital
		Additional	through other	due to translation to	Capital reserve	reserve from	reserve from
	Share	paid in	comprehensive	presentation	from	sharebased	employee	Accumulated	Total
	capital	capital	income	currency	hedges	payments	benefits	deficit	equity
	Audited
	U.S Dollars in thousands

Balance as of January 1, 2019	$10,409	$179,147	$34	$(3,490)	$(57)	$9,353	$4	$(83,024)	$112,376
Cumulative effect of initially applying IFRS 16	-	-	-	-	-	-	-	(300)	(300)
Balance as at January 1, 2019 (after initially applying IFRS 16)	10,409	179,147	34	(3,490)	(57)	9,353	4	(83,324)	112,076
Net income	-	-	-	-	-	-	-	22,251	22,251
Other comprehensive income (loss)	-	-	143	-	69	-	(388)	-	(176)
Taxes effect	-	-	(32)	-	(4)	-	25	-	(11)
Total comprehensive income (loss)	-	-	111	-	65	-	(363)	22,251	22,064
Exercise into shares and forfeiture of share-based payment	16	1,672	-	-	-	(1,672)	-	-	16
Cost of share-based payment	-	-	-	-	-	1,163	-	-	1,163
Balance as of December 31, 2019	$10,425	$180,819	$145	$(3,490)	$8	$8,844	$(359)	$(61,073)	$135,319

The accompanying Notes are an integral part of the Interim Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

	Six months period Ended		Three months period Ended		Year Ended
	June, 30		June, 30		December 31,
	2020	2019	2020	2019	2019
	Unaudited				Audited
	U.S Dollars In thousands
Cash Flows from Operating Activities
Net income	$8,676	$11,066	$3,458	$6,143	$22,251

Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Adjustments to the profit or loss items:

Depreciation and impairment	2,380	2,251	1,188	1,124	4,519
Financial expenses (income), net	(647)	176	127	20	(197)
Cost of share-based payment	588	634	330	319	1,163
Taxes on income	796	360	390	230	730
Loss (gain) from sale of property and equipment	(6)	(2)	(6)	4	(2)
Change in employee benefit liabilities, net	(2)	31	16	(5)	94
	3,109	3,450	2,045	1,692	6,307
Changes in asset and liability items:

Decrease (increase) in trade receivables, net	3,416	2,602	6,432	(2,125)	5,117
Decrease (increase) in other accounts receivables	741	249	(772)	118	(214)
Increase in inventories	(4,473)	(6,185)	(5,859)	(3,793)	(13,857)
Decrease (increase) in Contract asset and deferred expenses	(911)	(272)	(490)	(26)	399
Increase (decrease) in trade payables	(2,719)	1,927	4,497	4,295	6,259
Increase (decrease) in other accounts payables	(314)	(53)	866	457	863
Decrease in deferred revenues	793	(126)	396	(63)	(283)
	(3,467)	(1,858)	5,070	(1,137)	(1,716)
Cash received (paid) during the period for:

Interest paid	(107)	(124)	(52)	(61)	(243)
Interest received	601	300	150	128	1,106
Taxes paid	(74)	(16)	(13)	(8)	(134)
	420	160	85	59	729

Net cash provided by operating activities	$8,738	$12,818	$10,658	$6,757	$27,571

The accompanying Notes are an integral part of the Interim Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

	Six months period Ended		Three months period Ended		Year Ended
	June, 30		June, 30		December 31,
	2020	2019	2020	2019	2019
	Unaudited				Audited
	U.S Dollars In thousands
Cash Flows from Investing Activities

Proceeds of investment in short term investments, net	$(15,646)	$(5,128)	$-	$(4,070)	$1,727
Purchase of property and equipment and intangible assets	(1,901)	(757)	(1,005)	(453)	(2,300)
Proceeds from sale of property and equipment	6	9	6	3	9
Net cash used in investing activities	(17,541)	(5,876)	(999)	(4,520)	(564)

Cash Flows from Financing Activities

Proceeds from exercise of share base payments	20	9	15	6	16
Repayment of lease liabilities	(540)	(529)	(262)	(266)	(1,070)
Repayment of long-term loans	(246)	(232)	(123)	(117)	(476)
Proceeds from issuance of ordinary shares, net	24,894	-	-	-	-

Net cash provided by (used in) financing activities	24,128	(752)	(370)	(377)	(1,530)

Exchange differences on balances of cash and cash equivalent	(588)	(448)	(1,178)	(62)	(908)

Increase in cash and cash equivalents	14,737	5,742	8,111	1,798	24,569

Cash and cash equivalents at the beginning of the period	42,662	18,093	49,288	22,037	18,093

Cash and cash equivalents at the end of the period	$57,399	$23,835	$57,399	$23,835	$42,662

Significant non-cash transactions
Right-of-use asset recognized with corresponding lease liability	$345	$4,548	$287	$117	$5,035
Purchase of property and equipment	$722	$385	$722	$385	$992

The accompanying Notes are an integral part of the Interim Consolidated Financial Statements.

KAMADA LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Note 1:-	General

Kamada Ltd. (“the Company”) is a plasma-derived biopharmaceutical company focused on orphan indications, with an existing marketed product portfolio and a late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived immune globulins. The Company’s flagship product is Glassia® (“Glassia”), the first liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. FDA. The Company markets Glassia in the U.S. through a strategic partnership with Takeda Pharmaceuticals Company Limited (“Takeda”) and in other countries through local distributors. The Company’s second leading product is KamRab®, a rabies immune globulin (Human) for post-exposure prophylaxis against rabies infection. KamRab is FDA approved and is being marketed in the U.S. under the brand name KedRab® (“KedRab”) through a strategic partnership with Kedrion S.p.A. In addition to Glassia and KedRab, the Company has a product line of four other plasma-derived pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. The Company has late-stage products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency. In addition, the Company’s intravenous AAT is in development for other indications, such as GvHD and prevention of lung transplant rejection, and during 2020, the Company initiated the development of a plasma derived immunoglobulin (IgG) product as a potential treatment for coronavirus disease (COVID-19). The Company leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 20 complementary products in Israel that are manufactured by third parties.

Pursuant to an agreement with Takeda (as detailed on Note 17 of the Company’s annual financial statements as of December 31, 2019) the Company will continue to produce Glassia for Takeda through 2021. Takeda is planning to complete the technology transfer of Glassia, and pending FDA approval, will initiate its own production of Glassia for the U.S. market in 2021. Accordingly, following the transition of manufacturing to Takeda, the Company will terminate the manufacturing and sale of Glassia to Takeda resulting in a significant reduction in revenues. Pursuant to the agreement, upon initiation of sales of Glassia manufactured by Takeda, Takeda will pay royalties to the Company at a rate of 12% on net sales through August 2025, and at a rate of 6% thereafter until 2040, with a minimum of $5 million annually, for each of the years from 2022 to 2040.

These financial statements have been prepared in a condensed format as of June 30, 2020 and for the three months then ended (“interim consolidated financial statements”).

These financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2019 and for the year then ended and the accompanying notes (“annual consolidated financial statements”).

Note 2:-	Significant Accounting Policies

a.	Basis of preparation of the interim consolidated financial statements:

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, “Interim Financial Reporting”.

KAMADA LTD.

 NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Note 2:-	Significant Accounting Policies (continued)

b.	Implementation of new accounting standards

The accounting policy applied in the preparation of the interim consolidated financial statements is consistent with that applied in the preparation of the annual consolidated financial statements, except for the following:

Amendments to IFRS 9, IFRS 7 and IAS 39

In September 2019, the IASB published an amendment to IFRS 9, “Financial Instruments”, IFRS 7, “Financial Instruments: Disclosures” and IAS 39,” Financial Instruments: Recognition and Measurement” (“the Amendment”).

In view of global regulatory changes, numerous countries have considered introducing a reform in the benchmark Interbank Offered Rates (“IBORs”) (LIBOR, the London Interbank Offered Rate, being one of the most common examples) and switching to a risk-free interest rate alternative (“RFR”) which extensively rely on data of specific transactions. The IBOR reform leads to uncertainty regarding the dates and amounts to be attributed to future cash flows relating to both hedging instruments and hedged items that rely on existing IBORs.

According to the existing accounting guidance of IFRS 9 and IAS 39, entities that have entered into the above hedges are facing uncertainty as a result of the IBOR reform which is likely to affect their ability to continue meeting the effective hedging requirements underlying existing transactions as well as the hedging requirements of future transactions. In order to resolve this uncertainty, the IASB issued the Amendment to offer transitional reliefs for entities that apply IBOR-based hedge accounting. The Amendment represents phase one in the reform that will include additional amendments in the future.

The Amendment also permits certain reliefs in applying the hedge accounting effectiveness tests during the period of transition from IBORs to RFRs. These reliefs assume that the benchmark interest underlying the hedge will not change as a result of the expected interest reform. The reliefs will be effective indefinitely, until the occurrence of one of the events specified in the Amendment. The Amendment also requires entities to provide specific disclosures of the application of any reliefs.

The Amendment was applied retrospectively for annual periods beginning on or after January 1, 2020. Early adoption is permitted.

The Company estimates that the adoption of the Amendment will have no effect on its financial statements since it does not currently enter into substantial IBOR-based hedges.

KAMADA LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Note 3:-	Significant events in the reporting period

a.	Effects of the COVID-19 Outbreak:

Following the global COVID-19 outbreak, there has been a decrease in economic activity worldwide, including Israel. The spread of the COVID-19 pandemic led, inter alia, to a disruption in the global supply chain, a decrease in global transportation, restrictions on travel and work that were announced by the State of Israel and other countries worldwide as well as a decrease in the value of financial assets and commodities across all markets in Israel and the world.

The Company’s business activity and commercial operation were affected by these factors, and the Company has taken several actions to ensure its manufacturing plant remains operational with limited disruption to its business continuity. The Company increased its inventory levels of raw materials through its suppliers and service providers in order to appropriately manage any potential supply disruptions and secure continued manufacturing. In addition, the Company is actively engaging its freight carriers to ensure inbound and outbound international delivery routes remain operational and identify alternative routes, if needed. The Company expedited shipments of certain of its products to its customer to minimize any potential shortages.

The Company is complying with the State of Israel mandates and recommendations with respect to its work-force management and currently maintains the work-force levels required to support its ongoing commercial operations. The Company has taken a number of precautionary health and safety measures to safeguard its employees and continues to monitor and assess orders issued by the State of Israel and other applicable governments to ensure compliance with evolving COVID-19 guidelines.

The COVID-19 outbreak affected some of the Company’s research and development programs resulting in certain delays while a new development program for a plasma derived immunoglobulin IgG therapy for COVID-19 was initiated. In addition, the Company taken action to reduce certain costs and activities throughout its business operations.

While COVID-19 related disruption had various effect on the Company’s business activities, commercial operation, revenues and operational expenses, as a results of the actions taken by the Company to date, its overall results of operations for the first six months of 2020 and financial position as of June 30, 2020 were not materially affected. The Company expects that its continued actions will allow meeting its annual revenue guidance, however, a number of factors, including but not limited to, continued effect of the factors mentioned above as well as, continued demand for the Company’s products, including GLASSIA and KEDRAB, in the U.S. market and its distributed products in Israel, financial conditions of the Company’s customer, suppliers and services providers, the Company’s ability to manage operating expenses, additional competition in the markets that the Company competes, regulatory delays, prevailing market conditions and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise, may have an effect on the Company’s future financial position and results of operations.

KAMADA LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Note 3:-	Significant events in the reporting period (continued)

b.	On February 10, 2020, the Company closed a private placement with FIMI Opportunity Fund 6, L.P. and FIMI Israel Opportunity Fund 6, Limited Partnership (the “FIMI Funds”), a then 12.99% shareholder of the Company. Pursuant to the private placement the Company issued 4,166,667 ordinary shares at a price of $6.00 per share, for an aggregate net proceeds of $24,894 thousands. Upon closing of the private placement, the FIMI Funds ownership represents approximately 21% of the Company’s outstanding shares. Concurrently, the Company entered into a registration rights agreement with the FIMI Funds, pursuant to which the FIMI Funds are entitled to customary demand registration rights (effective six months following the closing of the transaction) and piggyback registration rights with respect to all shares held by FIMI Funds. Mr. Ishay Davidi, Ms. Lilach Asher Topilsky and Mr. Amiram Boehm, members of our board of directors, are executives of the FIMI Funds.

c.	On March 25, 2020, the Company’s shareholders approved the grant of options to purchase 90,000 Ordinary Shares of the Company at an exercise price of NIS 21.34 per share and 30,000 RS to the Company’s CEO. The fair value of the options and of the RSs was estimated based on the binomial option valuation model, and was $166 thousands and $167 thousands, respectively.

In addition, on such date, the Company’s shareholders approved the grant of options to purchase 212,000 Ordinary Shares of the Company at an exercise price of NIS 23.67 per share to the Company’s Board of Directors. The fair value of the options calculated on the date of grant using the binomial option valuation model was estimated at $356 thousands.

Note 4:- Operating Segments

a.	General:

The Company has two operating segments, as follows:

Proprietary Products	-	Research and development, manufacture and sale of plasma-derived therapeutics products.

Distribution	-	Distribution in Israel of drugs manufactured by third parties, majority of which are produced from plasma or its derivatives products.

KAMADA LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Note 4:-	Operating Segments (continued)

b.	Reporting on operating segments:

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Six months period ended June 30, 2020
Revenues	$47,942	$18,437	$66,379
Gross profit	$20,061	$2,505	$22,566
Unallocated corporate expenses			(13,741)
Finance expenses, net			647
Income before taxes on income			$9,472

	Proprietary
	Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Six months period ended June 30, 2019
Revenues	$47,662	$14,388	$62,050
Gross profit	$22,484	$2,300	$24,784
Unallocated corporate expenses			(13,182)
Finance income, net			(176)
Income before taxes on income			$11,426

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Three months period ended June 30, 2020
Revenues	$22,625	$10,464	$33,089
Gross profit	$9,691	$1,424	$11,115
Unallocated corporate expenses			(7,140)
Finance expenses, net			(127)
Income before taxes on income			$3,848

KAMADA LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Note 4:-	Operating Segments (continued)

b.	Reporting on operating segments (cont.):

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Three months period ended June 30, 2019
Revenues	$27,281	$7,972	$35,253
Gross profit	$12,593	$1,007	$13,600
Unallocated corporate expenses			(7,207)
Finance expenses, net			(20)
Income before taxes on income			$6,373

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Year Ended December 31, 2019
Revenues	$97,696	$29,491	$127,187
Gross profit	$45,271	$4,466	$49,737
Unallocated corporate expenses			(26,953)
Finance income, net			197
Income before taxes on income			$22,981

c.	Reporting on operating segment by geographic region

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Six months period ended June 30, 2020
Geographical markets
U.S.A.	$40,460	$-	$40,460
Israel	2,005	18,437	20,442
Europe	3,287	-	3,287
Latin America	1,873	-	1,873
Asia	296	-	296
Others	21	-	21
	$47,942	$18,437	$66,379

KAMADA LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Note 4:-	Operating Segments (continued)

c.	Reporting on operating segments by geographic region: (cont.)

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Six months period ended June 30, 2019
Geographical markets
U.S.A.	$42,405	$-	$42,405
Israel	1,273	14,388	15,661
Europe	1,374	-	1,374
Latin America	1,577	-	1,577
Asia	1,008	-	1,008
Others	25	-	25
	$47,662	$14,388	$62,050

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Three months period ended June 30, 2020
Geographical markets
U.S.A.	$17,256	$-	$17,256
Israel	1,417	10,464	11,881
Europe	2,733	-	2,733
Latin America	1,015	-	1,015
Asia	183	-	183
Others	21	-	21
	$22,625	$10,464	$33,089

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Three months period ended June 30, 2019
Geographical markets
U.S.A.	$24,342	$-	$24,342
Israel	726	7,972	8,698
Europe	502	-	502
Latin America	1,338	-	1,338
Asia & others	373	-	373
	$27,281	$7,972	$35,253

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Audited
Year ended December 31, 2019
Geographical markets
U.S.A.	$84,572	$-	$84,572
Israel	2,486	29,491	31,959
Europe	4,701	-	4,701
Latin America	3,792	-	3,792
Asia	2,067	-	2,067
Others	96	-	96
	$97,696	$29,491	$127,187

KAMADA LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Note 5:-	Financial Instruments

a.	Classification of financial instruments by fair value hierarchy

Financial assets (liabilities) measured at fair value

	Level 1	Level 2
	U.S Dollars in thousands
June 30, 2020
Fair value through other comprehensive income :

Derivatives instruments	-	560

	$-	$560
June 30, 2019
Fair value through other comprehensive income :
Debt securities (corporate and government)	$1,737	$8,596
Derivatives instruments	-	(37)

	$1,737	$8,559
December 31, 2019
Fair value through other comprehensive income:
Debt securities (corporate and government)	$4,289	$8,543
Derivatives instruments	-	15

	$4,289	$8,558

b.	During the six months ended on June 30, 2020 there were no transfers of any financial instrument from Level 1 to Level 2, and there were no transfers to or from Level 3 due to the fair value measurement of any financial instrument.

c.	During the six months ended June 30, 2020 the company divested all of its investments in debt securities (corporate and government) and realized the fair value of such debt securities through other comprehensive income. As a result, the Company recognized a loss of $102 thousands in the Consolidated Condensed Statements of Comprehensive Income.

Note 6:-	EVENTS SUBSEQUENTS TO THE REPORTING PERIOD

On August 11, 2020, the Company’s Board of Directors approved the grant of 55,000 options to purchase Ordinary Shares of the Company, to Company employees at an estimated exercise price of NIS 29.68 per share. The fair value of the options was estimated at $23.5 thousand.

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